UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Closing of Private Placement

As previously disclosed on AIFU Inc.’s (the “Company”) Current Report on Form 6-K filed with the Securities and Exchange Commission on September 24, 2026, the Company entered into a securities purchase agreement (the “Agreement”) with certain investors (the “Investors”) for a private placement offering (the “Private Placement”) of 45,000,000 Class A ordinary shares of par value US$0.002 per share (the “Class A Ordinary Shares”) at the subscription price of US$3.0 per Class A Ordinary Share (the “Per Share Purchase Price”) (“Share Issuance”) and warrants to purchase up to an aggregate of 90,000,000 Class A Ordinary Shares (the “Warrants”). 50% of the warrant will be exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. The transaction is expected to generate approximately $135.0 million in gross proceeds from the Share Issuance.

The Share Issuance was subsequently completed on October 12, 2026. The Company intends to use the net proceeds to support the execution of its business plans as determined by its board of directors, for general working capital, and for other general corporate purposes.

Following the Share Issuance, the Company has a total of 61,175,748 issued and outstanding ordinary shares, consisting of 50,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-296229) that was initially filed with the SEC on May 26, 2026 and declared effective by the SEC on May 28, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: October 13, 2026

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